DOGNESS (INTERNATIONAL) CORP

April 20, 2023

Jeffrey Gordon and Ernest Greene

Division of Corporation Finance

Office of Manufacturing

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Re:	Dogness (International) Corp
Form 20-F for the Year Ended June 30, 2022
Filed September 30, 2022
File No. 001-38304

Dear Mr. Gordon and Mr. Greene:

This letter is in response to the letter dated February 14, 2023, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) addressed to Dogness (International) Corp (the “Company,” “we,” and “our”) with respect to the above-referenced Form 20-F. For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. Amendment No. 1 to Form 20-F is being filed to accompany this letter.

Form 20-F for the Year Ended June 30, 2022

Part 1, page 1

1.

We note your disclosure beginning on page 23 regarding “Risks Related to Our Doing Business in the China.” Please provide a more prominent disclosure about the legal and operational risks associated with being based in or having the majority of the company’s operations in China. Your disclosure should make clear whether these risks could result in a material change in your operations and/or the value of your securities or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Your disclosure should address how recent statements and regulatory actions by China’s government, such as those related to data security or anti-monopoly concerns, have or may impact the company’s ability to conduct its business, accept foreign investments, or list on a U.S. or other foreign exchange.

Response: In response to the Staff’s comment, we have provided prominent disclosure starting from the 4th paragraph under Part I about the legal and operational risks associated with being based in or having the majority of the company’s operations in China. The disclosure notes, among other things, that these risks could result in a material change in our operations and/or the value of our securities or could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. We also updated the risk factor on page 29.

In addition, we have addressed in the twelve to nineteen paragraphs how recent statements and regulatory actions by China’s government, such as those related to data security or anti-monopoly concerns, have impacted or may impact the company’s ability to conduct its business, accept foreign investments, or list on a U.S. or other foreign exchange, and added cross references where applicable.

2.	At the outset of Part 1, please disclose prominently that you are not a Chinese operating company but a British Virgin Islands holding company with operations conducted by your subsidiaries based in China and that this structure involves unique risks to investors. Provide a cross-reference to your detailed discussion of risks facing the company and the offering as a result of this structure.

Response: In response to the Staff’s comment, we have provide prominent disclosure in the 1st paragraph under Part 1 that we are not a Chinese operating company but a British Virgin Islands holding company with operations conducted by our subsidiaries based in China and that this structure involves unique risks to investors. We also provided a cross-reference to our detailed discussion of risks facing the company as a result of this structure.

3.	At the onset of Part I, clearly disclose how you will refer to the holding company, and subsidiaries when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations. For example, disclose, if true, that your subsidiaries conduct operations in China and that the holding company does not conduct operations. Disclose clearly the entity (including the domicile) in which investors are purchasing an interest.

Response: In response to the Staff’s comment, we disclosed in the 2nd paragraph under Part 1 how we will refer to the holding company, and subsidiaries when providing the disclosure throughout the document. We disclosed that our subsidiaries conduct operations in China and that we, the holding company, do not conduct operations. We identified the entity in which investors are purchasing an interest, and disclosed its domicile, the British Virgin Islands.

Item 3. Key Information, page 1

4.	At the onset of Item 3, provide a clear description of how cash is transferred through your organization. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company and its subsidiaries, and direction of transfer. Quantify any dividends or distributions that a subsidiary have made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Your disclosure should make clear if no transfers, dividends, or distributions have been made to date. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from the company, including your subsidiaries, to the parent company.

Response: In response to the Staff’s comment, we provided in the 1st paragraph at the onset of Item 3 a detailed description of how cash is transferred through our organization. We also made it clear that to date, none of the subsidiaries has made any dividends or distributions to the holding company, and the holding company has not made any dividends or distributions to its shareholders. We quantified in the 5th paragraph cash flows and transfers of other assets by type that have occurred between the holding company and its subsidiaries, and direction of transfer.

In addition, in the 2nd, 3rd, and 4th paragraph, we described the restrictions on foreign exchange, our ability to transfer cash between entities, across borders, and to U.S. investors ,and any restrictions and limitations on our ability to distribute earnings from the company, including our subsidiaries, to the parent company.

Item 15. Controls and Procedures, page 126

5.	You disclose that you carried out an evaluation of the effectiveness of the design and operation of your disclosure controls and procedures as of June 30, 2020, instead of June 30, 2022, and concluded that your disclosure controls and procedures were ineffective. In future filings, please ensure that your evaluation and conclusion of the effectiveness of disclosure controls and procedures is as of the end of the period covered by your report as required by Item 15(a) of Form 20-F.

Response: In response to the Staff’s comment, we have revised the disclosure on page 132 so that the evaluation and conclusion of the effectiveness of disclosure controls and procedures is as of the end of the period covered by the report as required by Item 15(a) of Form 20-F.

6.	You disclose that you performed an assessment of the effectiveness of your internal control over financial reporting as of June 30, 2021, instead of June 30, 2022, and concluded that you did not maintain effective internal control over financial reporting. In future filings, please ensure that your assessment and conclusion of the effectiveness of internal control over financial reporting is as of the end of your most recent fiscal year as required by Item 15(b)(3) of Form 20-F.

Response: In response to the Staff’s comment, we have revised the disclosure on page 132 so that the assessment and conclusion of the effectiveness of internal control over financial reporting is as of the end of the most recent fiscal year as required by Item 15(b)(3) of Form 20-F. We confirm that in future filings, our assessment and conclusion of the effectiveness of internal control over financial reporting is as of the end of our most recent fiscal year as required by Item 15(b)(3) of Form 20-F.

Item 18. Financial Statements, page F-1

7.	We note that you have presented financial statements for the three years ended June 30, 2022; however, you have presented audit reports that only cover the years ended June 30, 2022 and June 30, 2021. Please file an amendment to your Form 20-F to also present an audit report that covers the year ended June 30, 2020. In doing so, please ensure that you also include revised certifications that are currently dated and refer to the Form 20-F/A.

Response: In response to the Staff’s comment, we have included an auditor report that covers the year ended June 30, 2020, as well as the revised certifications that are currently dated and refer to the Form 20-F/A.

Report of Independent Registered Public Accounting Firm, page F-1

8.	We note that you are required to report on your internal control over financial reporting, but such report is not required to be audited. As such, please make arrangements with your auditor to have them revise, in future filings, the audit report to include the internal control over financial reporting explanatory language required by AS 3105.59.

Response: In response to the Staff’s comment, our auditor has updated the audit report in 20-F/A on page F-1. We will make arrangements with our auditor to have them, in future filings, to include the required language as well.

Item 19. Exhibits, page 130

9.	In future filings, please ensure that you present Section 906 certifications from your Chief Executive Office and Chief Financial Officer as exhibits to the Form 20-F. In this regard, we note that you did not present the Section 906 certification from your Chief Financial Officer as Exhibit 13.2; instead, you presented the Section 302 certification that was already presented as Exhibit 12.2.

Response: In response to the Staff’s comment, we have presented Section 906 certification from our Chief Financial Officer as Exhibit 13.2 to the Amendment No. 1 to Form 20-F.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Anthony W. Basch, Esq., of Kaufman & Canoles, P.C., at (804)-771-5725.

Very truly yours,

By:	/s/ Silong Chen
Silong Chen
Chief Executive Officer and Director

cc:	Anthony W. Basch, Esq.
Kaufman & Canoles, P.C.

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